Mail Stop 3561

June 22, 2007

Mr. Clive Barwin
President, CEO and Secretary
Melt Inc.
22912 Mill Creek Dr., Suite D
Laguna Hills, CA 92653

> **Re:**   **Melt, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 333-109990**

Dear Mr. Barwin:

We have reviewed your response letter filed on May 17, 2007 to our comment letter dated May 4, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-5

1. We have reviewed your response to prior comment 2 in our letter dated May 4, 2007, and it appears that you intend to open stores with the intention of later selling them. If our understanding is correct and selling stores will be part of your ongoing operations, please expand the business section of your filing and your notes to financial statements to discuss this as part of your business model. Additionally, include a footnote that discloses how the gain or loss was calculated. If our understanding is incorrect, we would expect such gain or loss from sale of stores to be presented in other income/loss.

Note 10 – Subsequent Events, page F-22

2. We have reviewed your response to prior comment 4 in our letter dated May 4, 2007, noting that you recognized franchise fee revenue during the quarterly period

ended March 31, 2007 for two of the five terminated franchisee locations. Please disclose your accounting policy for fees collected when franchise agreements are terminated. You may also want to include discussion of your policy in your critical accounting polices since it involves significant management judgment and assumptions. Additionally, similar to your response to us, for any period that a franchise agreement is terminated, please disclose whether or not you recorded initial franchise fee revenue on terminated locations and the reasons supporting your accounting treatment. Please also quantify any revenues recognized related to terminated franchise locations.

Exhibits 31.1 and 31.2

3. We have reviewed your response to prior comment 5 from our comment letter dated May 4, 2007. We have also reviewed your Form 10-QSB for the quarterly period ended March 31, 2007 noting that you continue to include the word "quarterly" in your certifications. Consequently, we reissue comment 5 from our comment letter dated May 4, 2007. In future Form 10-KSB and 10-QSB filings, please exclude the words "annual" or "quarterly" from paragraphs two, three, and four of your certifications and reference only the "report." The certifications should be worded exactly as set forth in Item 601(b)(31) of Regulation S-B.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Yong Kim (Staff Accountant) at (202) 551-3323 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief